January 20, 2021

VIA EDGAR

Ms. Katherine Bagley

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	S&P Global Inc.
Registration Statement on Form S-4
File No. 333-251999
Request for Effectiveness

Dear Ms. Bagley:

Reference is made to the Registration Statement on Form S-4 (File No. 333-251999) filed by S&P Global Inc. (the “Registrant”) with the U.S. Securities and Exchange Commission on January 8, 2021, as amended by Amendment No. 1 thereto on January 20, 2021 (the “Registration Statement”).

The Registrant hereby requests the Registration Statement be made effective at 4:00 p.m., Eastern Time, on January 22, 2021, or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended.

Please contact Trevor S. Norwitz of Wachtell, Lipton, Rosen & Katz at (212) 403-1333 or TSNorwitz@wlrk.com with any questions you may have concerning this letter, or if you require any additional information. Please notify Mr. Norwitz when this request for acceleration of effectiveness of the Registration Statement has been granted.

Signature Page Follows

Very truly yours, S&P GLOBAL INC.

By:	/s/ Douglas L. Peterson
Name:	Douglas L. Peterson
Title:	President and Chief Executive Officer

cc:	Steven J. Kemps, S&P Global Inc.

Sari Granat, IHS Markit Ltd.

Trevor S. Norwitz, Wachtell, Lipton, Rosen & Katz

Victor Goldfeld, Wachtell, Lipton, Rosen & Katz

Louis L. Goldberg, Davis Polk & Wardwell LLP

H. Oliver Smith, Davis Polk & Wardwell LLP